Tollefsen Business Law p.c.

5129 Evergreen Way, Suite D-20

Everett, Washington 98203

Telephone (425) 353-8883

st@tbuslaw.com

December 19, 2019

Transmitted by EDGAR Correspondence

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Scott Anderegg
Lilyanna Peyser

Re:	Direct Communication Solutions, Inc.

Offering Statement on Form 1-A

Amend. No. 1 filed December 13, 2019

File No. 024-11095

Dear Mr. Anderegg and Ms. Peyser:

On behalf of our client, Direct Communication Solutions, Inc. (the “Company”), this letter further responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated November 4, 2019, with respect to the offering statement on Form 1-A filed on October 11, 2019, and amended on December 13, 2019 (“Offering Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 2 to the Offering Statement (“Amendment No. 2”).

Set forth below are the Staff’s comments followed by the Company’s responses.  The numbered responses in this letter correspond to the numbering in the comment letter. In the responses below, page number references are to Amendment No. 2.

Offering Statement of Form 1-A filed October 11, 2019

Risks Related to the Company, page 32

1.	We note that the Amended and Restated Certificate of Incorporation to be effective upon closing of the offering includes an exclusive forum for certain litigation, including any "derivative action." Please describe this provision in your Offering Statement and discuss the risks to investors associated with this provision (including, but not limited to, increased costs to bring a claim and the fact that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum they find favorable). Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act; in this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your offering statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the offering statement and the exclusive forum provision in your Amended and Restated Certificate states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Mr. Scott Anderegg

December 19, 2019

Response:

The Company’s response was previously filed and is contained in our response letter dated December 13, 2019, filed with Amendment No. 1.

Exhibit 11.1, page 58

2.	Please file a consent from your independent accountants in accordance with Part III - Exhibits, Item 17.11, to Form 1-A.

Response:

The consent of Davidson & Company LLP has been filed as Exhibit 11.1 to Amendment No. 2.

Report of Independent Registered Accounting Firm, page F-2

3.	Please include here and on page CDN-F-1 a signed and dated audit report in accordance with Part F/S, (b)(2), of Form 1-A and Rule 2-02(a)(1) and (2) of Regulation S-X.

The two signed and dated audit reports have been included in Amendment No. 2.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Offering Statement, irrespective of any review, comments, action or absence of action by the Staff.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (425) 353-8883.

Sincerely,

TOLLEFSEN BUSINESS LAW P.C.

/s/ Stephen Tollefsen
Stephen Tollefsen

Enclosures